EXHIBIT 99.1

LIMINAL BIOSCIENCES OBTAINS INTERIM ORDER FOR PROPOSED ARRANGEMENT WITH STRUCTURED ALPHA LP

LAVAL, QC and CAMBRIDGE, England, Aug. 16, 2023 /CNW/ - Liminal BioSciences Inc. (NASDAQ: LMNL) ("Liminal BioSciences" or the "Company"), announced today that the Ontario Superior Court of Justice (Commercial List) (the "Court") has issued an interim order (the "Interim Order") in connection with the previously-announced plan of arrangement under section 192 of the Canada Business Corporations Act (the "Plan of Arrangement") pursuant to which Structured Alpha LP ("SALP"), a limited partnership managed by its general partner, Thomvest Asset Management Ltd., will acquire all of the issued and outstanding common shares of Liminal BioSciences (the "Shares") not currently owned by SALP or its affiliates and associates (the "Minority Shares") at a price of US$8.50 per Share, payable in cash (the "Arrangement").

The Interim Order, among other things, authorizes the holding of a special meeting (the "Meeting") of the common shareholders of the Company (the "Shareholders") as of the record date of August 15, 2023 to consider, and if deemed advisable, pass a special resolution (the "Arrangement Resolution") to approve the Plan of Arrangement. Pursuant to the Interim Order, the Meeting is scheduled to be held virtually by live webcast on September 15, 2023 at 8:00 a.m. (Eastern time) at https://web.lumiagm.com/465634100. To become effective, the Arrangement Resolution requires the approval of (i) at least two-thirds (66 2/3%) of the votes cast by Shareholders virtually present or represented by proxy at the Meeting, and (ii) the majority of the Shareholders virtually present or represented by proxy at the Meeting, excluding the votes of Shareholders whose votes are required to be excluded for the purposes of "minority approval" under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101") in the context of a "business combination", including the Shares over which SALP and its affiliates and associates exercise control or direction.

After, among other things, receiving outside legal and financial advice in evaluating the Arrangement and careful consideration of various matters, the special committee (the "Special Committee") of the board of directors (the "Board") of Liminal BioSciences, which Special Committee is comprised entirely of disinterested directors, has unanimously recommended that the Board approve the Plan of Arrangement and unanimously recommends that the holders of Minority Shares (the "Minority Shareholders") vote IN FAVOUR of the Arrangement Resolution at the Meeting. On the unanimous recommendation of the Special Committee, and after, among other things, receiving outside legal and financial advice in evaluating the Arrangement and careful consideration of various matters, the Board, with Messrs. Eugene Siklos and Alek Krstajic (being the two directors on the Board affiliated with SALP) having recused themselves, unanimously determined (i) that the Arrangement is fair to the Minority Shareholders and (ii) that the Arrangement is in the best interests of the Company, and unanimously recommends that the Minority Shareholders vote IN FAVOUR of the Arrangement Resolution at the Meeting.

Further details regarding the Arrangement, the Plan of Arrangement, the Meeting and the applicable voting requirements will be included in the notice of special meeting and management information circular (the "Circular") in respect of the Meeting. All Shareholders are urged to carefully read the Circular once it is available. The Circular and related Meeting materials, including the form of proxy and the letter of transmittal allowing the Liminal BioSciences' registered shareholders to deposit their Shares and receive the cash consideration therefor on or following the effective date of the Arrangement, are expected to be mailed to the Shareholders on or about August 24, 2023. Copies of the Circular and related Meeting materials will also be made immediately available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Completion of the Arrangement remains subject to the satisfaction of a number of conditions, including the approval of the Arrangement Resolution by the Liminal BioSciences' Shareholders at the Meeting and the issuance by the Court of a final order approving of the Plan of Arrangement.

Shareholders of Liminal BioSciences with questions regarding the Arrangement or the Meeting or requiring assistance with voting at the Meeting should contact Carson Proxy Advisors, the Company's proxy solicitor, at North American toll free phone at  1-800-530-5189, local (collect outside North America): 416-751-2066 or by email at info@carsonproxy.com.

About Liminal BioSciences Inc.

Liminal BioSciences is a development stage biopharmaceutical company focused on discovering and developing novel and distinctive small molecule therapeutics that modulate G protein-coupled receptors, or GPCR, pathways. Liminal BioSciences is designing proprietary novel small molecule therapeutic candidates with the intent of developing best/first in class therapeutics for the treatment of metabolic, inflammatory and fibrotic diseases with significant unmet medical needs, using our integrated drug discovery platform, medicinal chemistry expertise and deep understanding of the GPCR biology. Liminal BioSciences' pipeline is currently made up of three programs. The candidate selected for clinical development, LMNL6511, a selective antagonist for the GPR84 receptor, is expected to commence a Phase 1 clinical trial in the second half of 2023. Liminal BioSciences is also developing LMNL6326 as an antagonist for the OXER1 receptor, targeting treatment of eosinophil-driven disease, and GPR40 agonists, both of which are at the preclinical stage. In addition to these programs, Liminal BioSciences continues to explore other development opportunities to add to its pipeline.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

About Structured Alpha LP

Thomvest Asset Management Ltd. is the general partner of SALP. Thomvest Asset Management Ltd. and its affiliates are a group of investment companies that make investments on behalf of Peter J. Thomson and his family.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words "anticipate," "expect," "suggest," "plan," "believe," "intend," "estimate," "target," "project," "should," "could," "would," "may," "will," "forecast" and other similar expressions are intended to identify forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, including, but not limited to statements related to Liminal BioSciences' business in general, the ability to complete and the timing of completion of the Arrangement and the other transactions contemplated by the arrangement agreement between Liminal BioSciences and SALP, including the parties' ability to satisfy the conditions to the consummation of the Arrangement and the possibility of any termination of the agreement.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: uncertainties with respect to the timing of the Arrangement; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Arrangement at all or on acceptable terms or within expected timing; the risk that stockholder litigation in connection with the Arrangement may result in significant costs of defense, indemnification and liability; the effects of disruption from the Arrangement on Liminal BioSciences' business and the fact that the announcement and pendency of the Arrangement may make it more difficult to establish or maintain relationships with employees and business partners; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; Liminal BioSciences' ability to continue to comply with Nasdaq Listing Rule 5450(a)(1) to remain listed on Nasdaq; Liminal BioSciences' expected cash runway and Liminal BioSciences' ability to actively seek and close on opportunities to monetize non-core assets or commercial opportunities related to our assets; Liminal BioSciences' reliance on third parties to conduct, supervise and monitor existing clinical trials and potential future clinical trials; developments from Liminal BioSciences' competitors and the marketplace for Liminal BioSciences' product candidates; and business, operations and clinical development timelines and plans may be adversely affected by geopolitical events and macroeconomic conditions, including rising inflation and interest rates and uncertain credit and financial markets, and matters related thereto; and other risks and uncertainties affecting Liminal BioSciences, including in the Annual Report on Form 20-F for the year ended December 31, 2022, as well as other filings and reports Liminal BioSciences may make from time to time. As a result, we cannot guarantee that any given forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. We assume no obligation to update any forward-looking statement contained in this press release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

Participants in the Solicitation

Liminal BioSciences and its directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Shareholders with respect to the Arrangement. Shareholders may obtain information regarding the names, affiliations and interests of such individuals in Liminal BioSciences' Annual Report on Form 20-F for the year ended December 31, 2022, and its management information circular for its 2022 annual meeting of shareholders held on June 5, 2023. Certain directors, executive officers and employees of Liminal BioSciences may have direct or indirect interest in the Arrangement due to securities holdings, vesting of equity awards, and rights to severance or retention payments. Additional information regarding the interests of such individuals in the Arrangement will be included in the Circular when it is available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to the Arrangement and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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SOURCE Liminal BioSciences Inc.

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%CIK: 0001351172

For further information: Nicole Rusaw, Chief Financial Officer, n.rusaw@liminalbiosciences.com

CO: Liminal BioSciences Inc.

CNW 16:46e 16-AUG-23